Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: KLA-Tencor Corporation

Registration Statement Number: 333-208356

Excerpts from transcript of Lam Research Corporation earnings call – January 27, 2016

Martin Anstice - Lam Research Corporation - President & CEO

I will now update our progress towards completing our planned combination with KLA-Tencor and provide an early glimpse of our integration planning.

We are working closely with regulatory agencies across several global regions to obtain the necessary approvals for the closing of this transaction. We remain confident that we can secure approvals to complete the transaction in mid-2016. Any updates to the developments on the regulatory front will be made through relevant filings or press releases that will be broadly disseminated to investors. We will not comment further on this subject in this meeting today.

We are in the early stages of planning for the successful integration of Lam and KLA and the process that will enable us to realize the full strategic and financial potential of the combination while continuing to operate as two stand-alone companies with compelling products, technologies, and people. We formed an integration planning team and we plan to leverage our experience from successfully integrating Lam with Novellus. A team with strong representation from both companies is established and already quite active, with a primary focus to develop a comprehensive understanding of what we both do and exactly how we do it. At a more personal level, I continue to be very pleased with the dialogue with customers around the world, who without exception, look to the value proposition available of enhanced innovation from this business combination. As has been clear from our public filings related to the merger, we intend to continue the existing KLA-Tencor supply and support relationship with the broad industry ecosystem of our customers and suppliers to our customers both. We will be ready for day-one execution I have no doubt; based on numerous interactions worldwide, I am delighted that we have an engineering and technology community in both companies who see more opportunity each and every day to deliver a more compelling value together than is possible separately. Excitement is definitely building, our deal hypothesis being validated through our planning.

While 2015 was a record year for Lam Research, we believe that 2016 holds even more promise. With the current quarter momentum in our business, our opportunity for continued outperformance and the anticipated creation of an even stronger and more strategically relevant company in partnership with KLA, we are positioning Lam for significant performance improvements now and over the long term.

In closing, I would like to express my thanks again to our customers for their trust and partnership, employees for our differentiated culture and performance, suppliers for their support and commitment, and investors for their confidence and continued interest in Lam. Let me now turn the call over to Doug who will provide a review of our financial performance and our March quarter outlook.

QUESTION AND ANSWER

Atif Malik - Citigroup - Analyst

Hello, thanks for taking my question. Martin, you talked about in your prepared remarks that you received positive feedback from your customers on the merger with KLA. Can you talk about one or two key areas where you think you guys can add value to the yields or some of the applications?

Martin Anstice - Lam Research Corporation - President & CEO

Yes, I think the basic message is going to be the same as the hypothesis we presented last time. The challenge for the industry is not just a challenge of physics it is a challenge of economics.

At a strategic level we concluded that the most responsible action we can take, the most significant contribution we could make to the success of our customers, would come from the integration of process and process control. A big part of that value proposition is associated with new engagements across the companies with customers, because the reality is as you all know, the KLA team is a little bit more entrenched and stronger relatively in foundry logic than we are, and we are more than them in memory.

So there’s absolutely an opportunity there. There are engineering exchange programs. We’re building momentum, specifying the types of things we think are relevant to new collaborations and joint development activities with customers when we get to be one company.

And quite how far that goes, how quickly, your reference right now is now $600 million bogie we have in the proxy for revenue synergies. And I would say I feel better about that today than when I did when I talked to you about last time because I see excitement emerging in the engineering community around the substance of opportunity which is everything about delivering vision here. And I see a sustained willingness in the customer base to support our plans to support them. So pretty excited at this point.

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Cautions Regarding Forward-Looking Statements

All statements included in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Lam Research Corporation’s (“Lam”) and KLA-Tencor Corporation’s (“KLA”) current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Lam and KLA, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipate,” “confident,” “optimistic,” “expect,” “intend,” “plan,” “predict,” “believe,” “seek,” “assume,” “estimate,” “forecast,” “outlook,” “may,” “will,” “should,” “would,” “could,” “can,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) the expected industry leadership, future technical capabilities and served markets of the individual and/or combined companies; (3) projections of pro forma revenue, cost synergies, revenue synergies, cash flow, market share and other metrics, whether by specific market segment, or as a whole, and whether for each individual company or the combined company; (4) economic conditions, market expansion opportunities, and systems and products that may benefit from sales growth as a result of changes in market share or existing markets; (5) technological achievements that may be realized by the combined company, (6) the combined company’s integration ; (7) the financing components of the proposed transaction; (8) potential financing opportunities, together with sources and uses of cash; (9) the companies’ ability to achieve the closing conditions, including holding shareholder meetings and achieving regulatory approvals, and the expected date of closing of the transaction; (10) Lam’s expected profit and revenue growth; (11) Lam’s ability to continue to successfully execute its growth strategy; (12) each individual company’s or combined company’s ability to deliver value and growth for its customers and its stockholders, to partner and collaborate with customers, address technical and economic challenges, and enable innovation; and (13) Lam’s anticipated and/or guidance for shipments, revenues (including, actual, deferred and from previous shipments to Japanese customers), gross margin, operating margin, earnings per share, share count, and quarterly, semi-annual and annual performance.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA or Lam; (5) the ability of KLA and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Lam’s and KLA’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Registration Statement on Form S-4, which includes the joint proxy statement of Lam and KLA, also constitutes a prospectus of Lam, and was filed with the Securities and Exchange Commission (“SEC”) on December 7, 2015, amended on January 12, 2016 and declared effective on January 13, 2016 (the “Registration Statement”). Each of Lam and KLA provided a definitive joint proxy statement/prospectus to their respective stockholders on or about January 19, 2016. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Lam nor KLA undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam’s overall business, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015 and quarterly report on Form 10-Q for the fiscal quarter ended September 27, 2015, and KLA’s overall business and financial condition, including those more fully described in KLA’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015 and its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2015.

Additional Information and Where to Find It:

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA for their consideration. On December 7, 2015, Lam and KLA filed with the SEC the Registration Statement. The Registration Statement includes a joint proxy statement of Lam and KLA and a prospectus of Lam, which was mailed by Lam and KLA to their respective stockholders on or about January 19, 2016. Lam and KLA also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA has filed or may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA are urged to read carefully and in their entirety the joint proxy statement/prospectus and any other relevant documents that have been filed or will be filed with the SEC when they become available because they contain or will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA on KLA’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA).

Participants in the Solicitation:

Lam, KLA, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA stockholders in connection with the proposed transaction is set forth in the joint proxy statement/prospectus that was filed with the SEC on January 13, 2016.

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